Filed Under Rule 424(b)(3)
                                                            File No. 333-76725

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED MAY 27, 1999

                        28,800,000 Shares of Common Stock
                              AMERICA ONLINE, INC.

         On the date of this prospectus supplement, Sprint Communications Company L.P. ("Sprint"), a selling stockholder listed in the accompanying prospectus, will sell 28,800,000 shares on the London Stock Exchange at a per share price equal to the closing sale price on the New York Stock Exchange on the date of this prospectus supplement. All of those shares will be sold through J.P. Morgan Securities, Inc. ("J.P. Morgan"), as agent for the purchaser. Sprint will not pay any commissions, discounts, or other compensation to J.P. Morgan for acting as agent in the transaction.

             The date of this prospectus supplement is May 27, 1999.